Genesis Energy, L.P.
919 Milam, Suite 2100
Houston, Texas 77002

January 28, 2015

Ethan Horowitz
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Mail Stop 4628
Washington, D.C. 20549-3561

Re:     Staff’s comment letter dated January 13, 2015 regarding
Genesis Energy, L.P.
Form 10-K for Fiscal Year ended December 31, 2013
Filed February 27, 2014
Form 8-K filed October 30, 2014
File No. 001-12295

In this letter, we are setting forth the response of the Registrant to the comments in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 13, 2015 (the “Comment Letter”), with respect to the above captioned filing.  For your convenience, we have repeated, in italicized text, the Staff’s comments as set forth in the Comment Letter.  The Registrant’s response to each comment is set forth immediately below the text of the applicable comment.
Unless the context requires otherwise, references to “we”, “us”, “our”, “Partnership” and similar expressions are intended to mean the business and operations of Genesis Energy, L.P. and its consolidated subsidiaries.

1.
We note your response to comment 3 in our letter dated November 7, 2014. Your response explains that as your asset base has changed over time, you have more discretion as to whether and when to incur maintenance capital expenditures. Please provide us with additional analysis explaining the relevance of the change in management’s ability to determine if and when to incur maintenance capital expenditures in the context of calculating Available Cash before Reserves. As part of your response, please address the statement in your Form 8-K that “maintenance capital is capitalized costs that are necessary to maintain the service capability of our existing assets.”

Response:
(a)We believe management’s ability to determine if and when to incur certain maintenance capital expenditures is relevant to our Available Cash before Reserves measure due to the nature and purposes of that multi-dimensional financial measure. As discussed in more detail below, we believe it would be inappropriate to derive our Available Cash before Reserves measure by deducting discretionary maintenance capital expenditures, which we believe are similar in nature in this context to certain other discretionary expenditures, such as growth capital expenditures, distributions/dividends and equity buybacks. We believe a more appropriate measure to deduct in arriving at our Available Cash before Reserves measure is our maintenance capital utilized/realized measure, which functions as a proxy for non-discretionary maintenance capital requirements and takes into consideration the relationship between operating expenses (including maintenance expenses) and discretionary maintenance capital expenditures from period to period.

Consequently, we have implemented a modified and additive disclosure format that assists the public in identifying the change in the nature of certain of our maintenance expenditures and understanding how management views that change. Our new disclosure format includes (i) disclosing an additional measure called “maintenance capital utilized/realized,” (ii) deducting that measure in arriving at our Available Cash before Reserves measure, which results in our Available Cash before Reserves measure being more consistent with management’s use of that measure, and (iii) continuing to disclose our maintenance capital expenditures measure, thereby allowing external users to make their own analyses, regardless of management’s views.
Available Cash before Reserves, also referred to as distributable cash flow, is commonly used by management and by external users of financial information--such as investors, commercial banks, research analysts and rating agencies--as a supplemental financial measure to aid in assessing, among other things:

(1)	the financial performance of our assets;

(2)	our operating performance;

(3)	the viability of potential projects, including our cash and overall return on alternative capital investments as compared to those of other companies in the midstream energy industry;

(4)	the ability of our assets to generate cash sufficient to satisfy certain non-discretionary cash requirements, including interest payments and certain maintenance capital requirements; and

(5)	our ability to make certain discretionary payments, such as distributions on our units, growth capital expenditures, and early payments of indebtedness.
Available Cash before Reserves and similar measures typically represent some form of income and/or cash flows generated by operations during a particular period. They often are derived by starting with net income, EBITDA or a similar measure and increasing and decreasing that amount for specified items, such as deductions for maintenance capital expenditures to the extent management determines such expenditures are non-discretionary in nature. For that reason, we believe deducting discretionary maintenance capital expenditures would be inappropriate in this context.
We have enhanced our disclosure format relating to our maintenance capital requirements because we expect a substantial portion of our future maintenance capital expenditures from time to time will be discretionary in nature and material in amount as compared to our Available Cash before Reserves measure. We believe using our old disclosure format prospectively would be inconsistent with our use of our Available Cash before Reserves measure and would be confusing and potentially misleading to external users.
Historically, substantially all of our maintenance capital expenditures have been (a) related to our pipeline assets and similar infrastructure, (b) non-discretionary in nature and (c) immaterial in amount as compared to our Available Cash before Reserves measure. Those historical expenditures were non-discretionary (or mandatory) in nature because we had very little (if any) discretion as to whether or when we incurred them. We had to incur them in order to continue to operate the related pipelines in a safe and reliable manner and consistently with past practices. If we had not made those expenditures, we would not have been able to continue to operate all or portions of those pipelines, which would not have been economically feasible.
Prospectively, we believe a substantial amount of our maintenance capital expenditures from time to time will be (a) related to our assets other than pipelines, such as our marine vessels, trucks and similar assets, (b) discretionary in nature and (c) potentially material in amount as compared to our Available Cash before Reserves measure. Those future expenditures will be discretionary (or non-mandatory) in nature because we will have significant discretion as to whether or when we incur them. We will not be forced to incur them in order to continue to operate the related assets in a safe and reliable manner and consistently with past practices. If we chose not make those expenditures, we would be able to continue to operate those assets economically, although in lieu of maintenance capital expenditures, we would incur increased operating expenses, including maintenance expenses.
By way of example, we will analyze a single hypothetical-whether to retain an older marine vessel that requires higher than average operating expenses or to replace that older vessel with a new vessel of substantially similar specifications (but with greater operating efficiencies), which acquisition would constitute a maintenance capital expenditure in the period in which we would acquire that new vessel. Although we can essentially operate any given marine vessel well beyond our initial assessment of its economic life, as time passes, the economics of doing so become less and less favorable as compared to replacing that existing vessel. The underlying economics of such a replacement decision are based primarily on the comparison of the operating expenditures (including maintenance expenses and maintenance capital expenditures) attributable to that existing vessel as compared to the acquisition cost and operating expenditures of a new vessel. In addition to a vessel-by-vessel analysis, certain economies of scale come into play from time to time. Because our marine fleet has increased in size, we have experienced an increasing ability to negotiate volume discounts from time to time for the acquisition prices of new vessels acquired in packages, which lower acquisition prices make it more economical for us to replace (should we elect to do so) some existing vessels sooner and in larger numbers than we otherwise would have, rather than to retain and maintain those existing vessels over a longer period (should we elect to do so).
A new vessel will have lower operating expenditures (including lower maintenance expenses and lower recurring maintenance capital expenditures exclusive of the acquisition cost) than an older existing vessel. Under our previous definition of Available Cash before Reserves, we would have deducted the total acquisition cost of the new vessel (i.e. a maintenance capital expenditure) in the quarter in which we purchased it, and we would have experienced lower maintenance expenses and maintenance capital expenditures (other than the acquisition cost) in that and subsequent quarters. Under our refined definition of Available Cash before Reserves, we would not deduct the total acquisition cost of the new vessel (i.e. a maintenance capital expenditure) in the quarter in which we purchase it, we still would experience lower maintenance expenses in subsequent periods, and we would deduct the maintenance capital utilized/realized attributable to that vessel ratably over that vessel’s useful life.
In summary, as we continue to expand certain non-pipeline portions of our business, we are experiencing changes in the nature (discretionary vs. non-discretionary), timing and amount of our maintenance capital expenditures that merit a more detailed review and analysis than was required historically. Management’s recently increasing ability to determine if and when to incur certain maintenance capital expenditures is relevant to the manner in which we analyze aspects of our business relating to discretionary and non-discretionary expenditures. Consequently, we have implemented a modified and additive disclosure format that assists the public in identifying those changes in our maintenance capital expenditures and understanding how management views them. Our new disclosure format includes (i) disclosing an additional measure called “maintenance capital utilized/realized,” (ii) deducting that measure in arriving at our Available Cash before Reserves measure, which results in our Available Cash before Reserves measure being more consistent with management’s use of that measure, and (iii) continuing to disclose our maintenance capital expenditures measure, thereby allowing external users to make their own analyses, regardless of management’s views. As discussed in more detail above, we believe it would be inappropriate to derive our Available Cash before Reserves measure by deducting discretionary maintenance capital expenditures, which we believe are similar in nature in this context to certain other discretionary expenditures, such as growth capital expenditures, distributions/dividends and equity buybacks. We believe a more appropriate measure to deduct in arriving at our Available Cash before Reserves measure is our maintenance capital utilized/realized measure, which acts as a proxy for non-discretionary maintenance capital requirements and takes into consideration the relationship between operating expenses (including maintenance expenses) and discretionary maintenance capital expenditures from period to period.

(b)In our Form 8-K, we state that “maintenance capital is capitalized costs that are necessary to maintain the service capability of our existing assets.” As mentioned above, maintenance capital can be discretionary or non-discretionary, depending on the facts and circumstances. An example of a non-discretionary (or mandatory) maintenance capital expenditure would be replacing a segment of an old pipeline because one can no longer operate that pipeline safely, legally and/or economically in the absence of such replacement. An example of a discretionary (or non-mandatory) maintenance capital expenditure would be replacing an older marine vessel with a new marine vessel with substantially similar specifications, even though one could continue to economically operate the older vessel in spite of its increasing maintenance and other operating expenses.

2.
Your response to comment 3 in our letter dated November 7, 2014 states that your calculation of maintenance capital utilized only reflects maintenance capital expenditures incurred since December 31, 2013 and that you may not have the information necessary to calculate maintenance capital utilized for prior periods. Please tell us how the exclusion of maintenance capital expenditures incurred before December 31, 2013 impacts the usefulness of Available Cash before Reserves. In addition, please tell us how you concluded that maintenance capital utilized is a more appropriate measure of maintenance capital considering that the apparent result of only using maintenance capital expenditures incurred since December 31, 2013 is a relatively smaller adjustment to your calculation of Available Cash before Reserves.

Response:
We decided to implement our modified and additive disclosure format relating to maintenance capital requirements because of our expectation that our future maintenance capital expenditures may change materially in nature (discretionary vs. non-discretionary), timing and amount from time to time. We believe that, without such modified and additional disclosure, such changes in our maintenance capital expenditures could be confusing and potentially misleading to external users of our financial information, particularly in the context of our Available Cash before Reserves measure. Our enhanced disclosure format provides those users with additional information in the form of our maintenance capital utilized/realized measure (which we deduct to arrive at Available Cash before Reserves) as well as traditional information in the form of our maintenance capital expenditures measure. For the reasons discussed in 1. above, we believe our maintenance capital utilized/realized measure is a more appropriate measure to deduct to arrive at our Available Cash before Reserves measure, although external users also will continue to have access to our maintenance capital expenditures measure to use as they see fit.
We do not believe the exclusion of maintenance capital expenditures incurred before December 31, 2013 materially impacts the usefulness of our new disclosure format. First, our Available Cash before Reserves, maintenance capital utilized/realized and maintenance capital expenditures measures constitute only a portion of the information we disclose to external users. Second, we continue to disclose our maintenance capital expenditures measure allowing external users to use that information in any manner they see fit, including to recalculate our Available Cash before Reserves measure. Third, we believe neither our average annual non-discretionary maintenance capital expenditures measure nor our maintenance capital utilized/realized measure generally has been material in relation to our Available Cash before Reserves measure.

In an attempt to further corroborate our views, we performed some additional pro forma calculations of our 2014 maintenance capital utilized/realized measure using certain assumptions. Those calculations involved using the aggregate maintenance capital expenditures by segment we reported in our Form 10-Ks from 2005 through 2013 and those we estimate for 2014 and assigning to them a useful life equal to our best estimate of the average useful lives of our maintenance capital items on a segment-by-segment basis. Those assumptions increased our 2014 maintenance capital utilized/realized measure by only $1.8 million, which represents .7% of Available Cash before Reserves for that year.
However, because we have not historically used our maintenance capital utilized/realized measure, we do not have the actual comparable calculations for our prior periods, and we may not have the information necessary to make such calculations for such periods. And, even if we could locate and/or re-create the information necessary to make such calculations, we believe it would be unduly burdensome to do so in comparison to the benefits derived.

3.
Disclosure in your Form 8-K states that Available Cash before Reserves is commonly used as a supplemental financial measure by management. Please tell us about the extent to which Available Cash before Reserves is considered by management and the board of directors in determining actual cash distributions. To the extent other measures are used, please tell us whether a similar change was made to those calculations relating to your maintenance capital requirements.

Response:
Our partnership agreement requires us to distribute quarterly all of our “available cash.” Our partnership agreement defines “available cash” as, generally, our cash on hand at the end of each fiscal quarter less reserves deemed necessary or appropriate to provide for the proper conduct of our business, comply with applicable laws and contracts, and/or provide funds for distributions with respect to future quarters. Our management makes a recommendation to our board regarding the amount of cash on hand, reserves and available cash/distribution with respect to each quarter, and our board makes a final determination regarding those amounts. Those recommendations and determinations are not formulaic or one dimensional in nature.
Each of our management team and our board are comprised of a number of individuals, each of which views such determinations through her/his own lens. Each of those individuals has access to our entire disclosure package, including our financial statements, operational information, and various non-GAAP measures, as well as other information, including internal forecasts, credit metrics, analyst opinions and expectations for us, and certain information regarding some of our peers. Each of those individuals places different weight on different factors, such as historical and expected liquidity, capital structure and credit metrics, access to capital markets (debt and equity) in the short and long term, acquisitions and dispositions, distributions and/or equity buybacks, net income, cash flow, Available Cash before Reserves, and other information. Certainly, our Available Cash before Reserves measure is one of the relevant data points considered in determining distributions from time to time, as are other data points, but our Available Cash before Reserves measure is not of singular importance in that regard. Each group-management and the board-then develops a consensus for the amount of distributions we make in a particular quarter.

Of the specific measures referenced above that potentially impact the determination of our quarterly distributions, only our measure of Available Cash before Reserves is affected by our maintenance capital requirements measures and our change in disclosure format. In addition to its relevance to our distributions determinations, our Available Cash before Reserves measure is used to measure our performance and other factors.

4.
Your response to comment 5 in our letter dated November 7, 2014 states, in part, that to assess your ability to continue to make discretionary payments in the future, other measures, data points, and information other than your Available Cash before Reserves measure should be reviewed. Please tell us how the disclosure you currently provide addresses the extent to which other measures, data points, and information should be considered in evaluating Available Cash before Reserves.

Response:
As mentioned in 3. above, our management and board review a wide range of historical and forecasted qualitative and quantitative information before making determinations regarding our future direction and actions, including determinations related to discretionary payments. That information includes GAAP and non-GAAP financial information; operational information; credit metrics; performance, liquidity and similar measures; income; cash flow; and macro and micro analyses of the economy and the markets; among other information. Each member of our management and board places different weights on different factors at different times, and we assume the same is true of the public.
Accordingly, in our public disclosures, we attempt provide the public with adequate information to allow each individual investor and other external user to reach her/his own conclusions regarding our actions, but not so much information as to overwhelm or confuse her/him. We believe our new disclosure format continues to achieve that balance in the context of a relevant, expected change in the nature, amount and timing of our future discretionary maintenance capital requirements. Our new disclosure format highlights the changes in the nature, amount and timing of our discretionary maintenance capital expenditures; it provides the public with a single new metric for considering the relevance of that change in the context of our Available Cash before Reserves measure; and it continues to provide the public with our maintenance capital expenditures measure to use as it sees fit. We have designed our new disclosure format to allow the public to have maintenance capital requirements information in the same form in which it is viewed by our management and board.
The Partnership acknowledges that:

•	we are responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning these responses, please contact the undersigned at (713) 860-2516 or J. Vincent Kendrick at Akin Gump Strauss Hauer & Feld, LLP at (713) 220-5839.

Sincerely,

Genesis Energy, L.P.

By:	Genesis Energy, LLC,
its general partner

By:	/s/ Robert V. Deere
Robert V. Deere
Chief Financial Officer

cc:    J. Vincent Kendrick, Akin Gump Strauss Hauer & Feld, LLP